Winston & Strawn LLP
35 West Wacker Drive
Chicago, IL 60601

November 30, 2004

BY EDGAR AND FEDEX

Ms. Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0406
Washington, D.C. 20549-0406

Re:	Kanbay International, Inc. Registration Statement on Form S-1 Amendment No. 1 filed on November 30, 2004 File No. 333-119986

Dear Ms. Jacobs:

        On behalf of Kanbay International, Inc. (the "Company"), enclosed for your review is Amendment No. 1 to the Company's Registration Statement on Form S-1 (Registration No. 333-119986) (the "Registration Statement"), originally filed with the Securities and Exchange Commission (the "Commission") on October 27, 2004. An electronic version of Amendment No. 1 concurrently has been filed with the Commission through its EDGAR system. The enclosed copy of Amendment No. 1 has been marked to reflect changes made to the Registration Statement.

        Set forth below are the responses of the Company to the comments of the Staff contained in the Staff's letter to the Company, dated November 23, 2004, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff's letter has been reproduced in italicized type herein.

Form S-1

General

Comment No. 1:

        Please update your financial statements as required under Item 3-12 of Regulation S-X.

Response:

        The Company has included its unaudited consolidated financial statements as of and for the nine months ended September 30, 2004, as required under Rule 3-12 of Regulation S-X.

Principal and Selling Stockholders, page 72

Comment No. 2:

        Item 507 of Regulation S-K requires disclosure of material relationships between the selling security holders and the registrant within the past three years. A description of how these selling stockholders acquired their shares constitutes a material relationship that must be described within your Form S-1. Therefore, to the extent appropriate, please revise your selling stockholder section to describe how these selling stockholders acquired their shares.

Response:

        The Company has revised its selling stockholder table in accordance with this comment.

Comment No. 3:

        Identify the natural persons who exercise the sole/shared voting and dispositive powers with respect to the shares to be resold for the accounts of all non-reporting entities. See interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our publicly available CF Telephone Interpretation Manual.

Response:

        The Company has revised its selling stockholder table in accordance with this comment.

Comment No. 4:

        We note your disclosure of Household Investment Funding's affiliation with HSBC Securities. In this regard, please clarify within your document whether Household Investment Funding is the only selling shareholder that is a broker-dealer affiliate and confirm to us that none of the selling shareholders are broker-dealers. Furthermore, for each broker-dealer affiliate, disclose whether it acquired its shares in the ordinary course of business and whether at the time of the acquisition it had any plans or proposals, directly or with any other person to distribute the shares. Finally, for all affiliates of registered broker-dealers, explain the nature of the affiliation.

Response:

        The Company hereby confirms to the Staff that none of the selling stockholders is a registered broker-dealer. The Company has revised its selling stockholder section in accordance with this comment to disclose that two of the selling stockholders are affiliates of registered broker-dealers. None of the broker-dealer affiliates of these selling stockholders will be participating in this offering.

Comment No. 5:

        Please update your selling stockholder table so that the information is current at the time of your amended filing.

Response:

        The Company has updated its selling stockholder table to reflect current information.

Forms 10-Q for the quarters ended June 30, 2004 and September 30, 2004

Comment No. 6:

        Item 308(c) of Regulation S-K requires disclosure of any changes in internal control over financial reporting that occurred "during the registrant's last fiscal quarter," rather than as of the specific day the quarter ended. Therefore, consistent with Item 308, please confirm to us that no changes in internal control over financial reporting occurred during the quarter ended June 30, 2004 nor during the quarter ended September 30, 2004. In future filings, please revise as appropriate.

Response:

        The Company hereby confirms to the Staff that no changes in its internal control over financial reporting occurred during the quarter ended June 30, 2004 or during the quarter ended September 30, 2004. The Company hereby advises the Staff that it will revise its disclosure in future filings.

*        *        *

        If you have any questions regarding any of the responses in this letter or Amendment No. 1, please call me at (312) 558-5924 or, in my absence, Leland E. Hutchinson at (312) 558-7336.

Respectfully submitted,
/s/ Matthew F. Bergmann
Matthew F. Bergmann

Enclosure

cc:
Mark P. Shuman
Robert D. Bell
Raymond J. Spencer
William F. Weissman
Robert A. Williams
Janet Smerling LeVee
Benjamin D. Kern
Leland E. Hutchinson